UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-34824

Ambow Education Holding Ltd.

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10080 N. WOLFE RD., SUITE SW3-200, CUPERTINO, CA 95014

United States of America

Telephone: +1 (619) 684-8954

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒               Form 40-F ☐

Other Information

On August 22, 2025, Ambow Education Holding Ltd. (the “Company”) issued a press release announcing the official launch of HybriU Events.

A copy of the press release dated August 22, 2025 is included as Exhibit 99.1 to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

By:	/s/ Jin Huang
Name:	Dr. Jin Huang
Title:	Chief Executive Officer and Acting Chief Financial Officer

Date: August 22, 2025

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press Release

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